Exhibit 12.1
Buckeye Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges
Dollars in Thousands

	Years Ended December 31,
	2006	2007	2008	2009	2010

Earnings:
Income from continuing operations	$8,734	$22,921	$26,477	$49,594	$43,080
Equity income (greater than) less than distributions	596	(135)	(2,875)	(2,871)	3,316
Less: capitalized interest	(1,845)	(1,469)	(2,355)	(3,401)	(2,499)

Total earnings	7,485	21,317	21,247	43,322	43,897

Fixed Charges:
Interest and debt expense	60,702	51,721	75,410	75,147	89,169
Capitalized interest	1,845	1,469	2,355	3,401	2,499
Portion of rentals representing an interest factor	3,432	3,910	6,723	7,052	7,092

Total fixed charges	65,979	57,100	84,488	85,600	98,760

Earnings available for fixed charges	$73,464	$78,417	$105,735	$128,922	$142,657

Ratio of earnings to fixed charges	1.11	1.37	1.25	1.51	1.44